UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Type or Print Responses)
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1.   Name and Address of Reporting Person*

     RWE AKTIENGESELLSCHAFT
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   (Last)                            (First)              (Middle)

     Opernplatz 1, D-45128
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                                    (Street)

     Essen, GERMANY
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     09/16/01
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3.   IRS or Social Security of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     AMERICAN WATER WORKS COMPANY, INC. (NYSE:  AWK)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [ ]  Form filed by One Reporting Person

     [X]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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Common Stock, par value $1.25 per      0                          See Explanation of   See Explanation of Responses below
share ("Common Stock")                                            Responses below

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====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) By virtue of the Voting Agreement dated as of September 16, 2001, among Thames Water Aqua Holdings GmbH ("Parent") and the stockholders of American Water Works Company, Inc. that are parties thereto (the "Voting Agreement"), Parent may be deemed a beneficial owner pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), of the 24,186,876 shares of Common Stock subject to the Voting Agreement as of September 16, 2001. By virtue of Parent being a wholly-owned subsidiary of RWE Aktiengesellschaft ("RWE"), RWE may be deemed a beneficial owner pursuant to Section 13(d) of the Act of any shares Parent may be deemed to beneficially own. Pursuant to Rule 16a-1(a)(4) under the Act, RWE and Parent hereby state that this Initial Statement of Benefical Ownership of Securities on Form 3 shall not be deemed an admission that either RWE or Parent is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities of American Water Works Company, Inc. Neither RWE nor Parent has any pecuniary interest in such shares of Common Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




      /s/ Georg Lambertz                                   September 25, 2001
 --------------------------------------------            -----------------------
Name:  Georg Lambertz                                       Date
Title: Senior Vice President Finance




      /s/ Georg Muller                                     September 25, 2001
 --------------------------------------------            -----------------------
Name:  Georg Muller                                         Date
Title: General Counsel

     **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             JOINT FILER INFORMATION




Title of Security:                   Common Stock, par value $1.25 per
                                      share

Issuer Name and Ticker Symbol:       American Water Works Company, Inc.
                                     (NYSE: AWK)

Designated Filer:                    RWE Aktiengesellschaft

Date of Event Requiring Statement:   09/16/01

Other Joint Filer:                   Thames Water Aqua Holdings GmbH
                                     Opernplatz 1, D-45128
                                     Essen, GERMANY


Signature of Reporting Person


      /s/ Dr. Richard R. Klein                             September 25, 2001
 --------------------------------------------            -----------------------
Name:  Dr. Richard R. Klein                                 Date
Title: Managing Director



      /s/ Dr. Klaus Sturany                                September 25, 2001
 --------------------------------------------            -----------------------
Name:  Dr. Klaus Sturany                                    Date
Title: Managing Director









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